FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of June, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

June 19, 2006

Hanson completes acquisition of Material Service, a major US aggregates producer, for $300 million (approximately £160m)

Hanson PLC, the international building materials company, announced today that it has completed the acquisition of Material Service Corporation ('Material
Service') from General Dynamics Corporation (NYSE GD) for $300 million
(approximately £160m) in cash.

Agreement to acquire Material Service was announced on March 2, 2006. The acquisition is expected to be earnings enhancing for Hanson in the first full year of ownership and will be financed from existing resources.

Material Service is the thirteenth largest producer of aggregates in the United
States and will be managed within Hanson Aggregates North America. Employing more than 800 people in Illinois and western Indiana, it sold over 20 million US tons of aggregates in 2005 and is estimated to have approximately 1.5 billion tons of aggregate reserves. Material Service was established in 1919 by the
Crown family and Mr Lester Crown will remain in his current capacity as Chairman of Material Service.

Alan Murray, Chief Executive of Hanson PLC, said: "We are pleased to have completed this transaction and are delighted Lester Crown has agreed to remain as Chairman. Since becoming a focused heavy building materials group in 1997, we have invested around US$2.5 billion on over 50 bolt-on acquisitions in North
America. Material Service is the largest of these US dollar transactions and reinforces our position as one of the leading aggregates producers in the USA."

Inquiries:

Hanson PLC                               Tel: +44 (0)20 7245 1245
Nick Swift / Hilary Reid Evans

Notes:

1.  Hanson is one of the world's leading heavy building materials companies.
    It is the largest producer of aggregates - crushed rock, sand and gravel -
    and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world.  Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Asia Pacific and Continental Europe.

2.  Hanson operates through six divisions: Hanson Aggregates North America,
    Hanson Building Products North America, Hanson Aggregates UK, Hanson
    Building Products UK, Hanson Australia & Asia Pacific and Hanson
    Continental Europe.

3.  Register for Hanson's e-mail distribution service for press releases and notification of the publication of corporate reports via www.hanson.biz.

4.  High-resolution Hanson images for editorial use are available from
    www.hanson.biz and from www.pixmedia.co.uk/30/company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   June 19, 2006